UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          FORM 12b-25

                                   SEC FILE NUMBER 2-59958
                                   CUSIP NUMBER
                  NOTIFICATION OF LATE FILING
(Check One): [X]Form 10-K     [  ]Form 20-F      [  ]Form 11-K
[  ]Form 10-Q      [  ]Form N-SAR
For Period Ended:  July 1, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
     GOLD KIST INC.
 Full Name of Registrant

 Former Name if Applicable
244 Perimeter Center Parkway, N.E.
 Address of Principal Executive Office (Street and Number)
Atlanta, GA  30346
 City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
[   ]    (c) The accountant's statement or other exhibit
         required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is negotiating a new credit facility that will have an impact on the disclosures contained in the Company's Form 10-K. The Company anticipates that the terms of the credit arrangements will be finalized within the next several days and that an extension will enable the Company to include in its Form 10-K appropriate disclosures relative to the anticipated credit arrangements.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

J. David Dyson        770-                   393-5328
(Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).[X]Yes         [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes
[  ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net margins from continuing operations were $69.4 million for the fiscal year ended June 26, 1999 as compared to a net loss from continuing operations of $(26.1) million for the fiscal year ended July 1, 2000. The decline in net margins was primarily due to depressed sales prices for poultry products and increased operating costs during fiscal 2000.

                        GOLD KIST INC.
         (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:  September 29, 2000     By:  /s/ Stephen O. West
                              Title:  Chief Financial Officer
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